November 20, 2009

EDGAR FILING

Mr. Kevin Rupert
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds (Beck, Mack & Oliver Partners Fund); File No. 333-162658

Dear Mr. Rupert:

On October 26, 2009, Forum Funds (the “Registrant”) filed a Registration Statement on Form N-14 (“Form N-14”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the reorganization (“Reorganization”) of BMO Partners Fund, L.P. (the “Partnership”) into the Beck, Mack & Oliver Partners Fund (the “Fund”), a series of the Registrant (accession number 0000315774-09-000135), to register the securities of the Fund issued in the Reorganization.

Following below is a summary of the comments provided via telephone on Friday, November 13, 2009 by the SEC Staff (the “Staff”) on the filing and Registrant’s responses to the comments.  Defined terms used below have the same meanings as in the Form N-14.

The changes described below have been included in Pre-Effective Amendment No. 1 to the Form N-14 filed on November 20, 2009 pursuant to Rule 485(a) under the Securities Act of 1933, as amended.

PROSPECTUS

1.           COMMENT:  Please include the Tandy representations in your comment response letter.

RESPONSE:  The Tandy representations are included at the end of this response letter.

2.           COMMENT:  Please file a legality of shares opinion in a pre-effective amendment to Registrant’s Form N-14.

RESPONSE:  A legality of shares opinion is included as Exhibit 11 to Pre-Effective Amendment No. 1 to the Form N-14 filed with the SEC on November 20, 2009.

3.            COMMENT:  Please include the Partnership’s financial statements in the Fund’s registration statement on Form N-1A.

RESPONSE:  Registrant confirms that the Partnership’s financial statements have been included in the Fund’s registration statement on Form N-1A.

4.            COMMENT:  Please incorporate in Registrant’s Form N-14 any comments provided by the Staff in connection with Registrant’s registration statement on Form N-1A.

RESPONSE:  Registrant confirms that comments provided by the Staff on Registrant’s registration statement on Form N-1A have been incorporated in Pre-Effective Amendment No. 1 to the Form N-14 filed with the SEC on November 20, 2009.

5.           COMMENT:  On pages 4 and 5, the Combined Proxy Statement/Prospectus states: “[b]ecause the Partnership and the Acquiring Fund invest in debt securities, each has the following additional risks: (1) the value of most debt securities falls when interest rates rise; the longer a debt security’s maturity and the lower its credit quality, the more its value typically falls in response to an increase in interest rates.”  Please explain what this statement means in the context of the Fund’s investments.  If it is intended to mean that the lower credit quality of junk bonds makes these instruments more susceptible to interest rate risk, please explain why that is the case.

RESPONSE:  Registrant confirms that the referenced disclosure refers generally to most debt securities, including high yield bonds.  To explain why debt securities that are of a lower credit quality may be more susceptible to interest rate risk, Registrant has revised the disclosure to state: “(1) the value of most debt securities falls when interest rates rise; typically, the longer a debt security’s maturity and the lower its credit quality, the more likely it is that the value of the debt security, whether or not investment grade, will fall in response to an increase in interest rates.  This is because, among other reasons, higher interest rates may limit a lower credit quality issuer’s access to capital.”

6.           COMMENT:  If the Fund will be the successor to the Partnership for accounting purposes, please revise the disclosure under “Performance Information” to state that the Fund “will adopt the performance history and financial statements of the Partnership.”

RESPONSE:  Registrant confirms that the Fund will be the successor to the Partnership for accounting purposes and has made the requested change.

7.           COMMENT:  Please confirm that the Fund’s “other expenses,” as set forth in the Fee Table, are expected to be 0.14%.  The Staff notes that the other expenses of the Beck, Mack & Oliver Global Equity Fund are 0.78%.

RESPONSE:  Registrant confirms that the Fund’s other expenses are expected to be 0.79% and has revised the Fee Table in the Form N-14 and Registrant’s registration statement on Form N-1A accordingly.  Registrant also has made conforming changes to the section titled “Considerations by the General Partner” in the Form N-14.

8.           COMMENT:  Please file the fee waiver agreement discussed in footnote (3) to the Fee Table as an exhibit to either Registrant’s registration statement on Form N-1A or a pre-effective amendment to Registrant’s Form N-14.

RESPONSE:  Registrant confirms that the fee waiver agreement has been filed as an exhibit to Registrant’s registration statement on Form N-1A.

*           *           *           *           *

In connection with responding to the Staff’s comments, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:  Zoe Vlachos
Beck, Mack & Oliver LLC
      David Faherty
      Christopher Madden
Atlantic Fund Administration